Filed by Lionheart III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

Commission File No. for related Registration Statement: 333-267301

SECURITY MATTERS LIMITED, ABN 78 626 192 998
APPENDIX 4D, HALF-YEAR REPORT 30 JUNE 2022

Security Matters Limited

Appendix 4D

Interim report for the half year ended 30 June 2022

1.	Company details

Name of entity: Security Matters Limited

ABN: 78 626 192 998

Reporting period: Half year ended 30 June 2022

Previous reporting period: Half year ended 30 June 2021

2.	Results for announcement to the market

			US$
Revenues from ordinary activities	N/A	0% to	0
Loss from ordinary activities after tax attributable to the owners of Security Matters Limited	Up	3% to	2,442,353
Loss for the half year attributable to the owners of Security Matters Limited	Up	3% to	2,442,353

Dividend

No dividends have been declared or are payable for the period ended 30 June 2022.

Review of operations

The loss after tax for the half year period of the consolidated entity decreased to $2,442,353 compared to a loss of $2,379,997 in H1 2021. The increase is mainly in R&D and S&M expenses, due to the growth in activity.

3.	Net tangible assets

	30 June 2022 US $	31 December 2021 US $
Net tangible asset per security	0.005	0.024

4.	Control gained or lost over entities

During the period, the Company gained control by acquiring the remaining 50% shares in SMX Beverages Pty Ltd (SMXB).

SECURITY MATTERS LIMITED, ABN 78 626 192 998 APPENDIX 4D, HALF-YEAR REPORT 30 JUNE 2022

5.	Details of associates and joint venture entities

Name of entity (or group of entities)	Yahaloma BC 1219747	True Gold Consortium Pty Ltd.	SMX Beverages Pty Ltd	SMX France	SMX Canada
Date control gained	15/8/2019	4/6/2020	50% - 10/2/2020 100% - 25/3/2022	11/6/2021	12/03/2021
Contribution of such entities to the reporting entity’s loss from ordinary activities during the period (where material)	N/A	N/A	N/A	N/A	N/A

6.	Audit qualification or review

The interim financial statements were subject to a review by the auditors and the review report is attached as part of the Interim Report.

7.	Attachments

The Interim Report for the half year ended 30 June 2022 of Security Matters Limited is attached.

Director: Haggai Alon

Date: 2 September 2022

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022

SECURITY MATTERS LIMITED

INTERIM REPORT FOR THE HALF YEAR ENDED 30 JUNE 2022

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022

SECURITY MATTERS LIMITED

The amounts are stated in U.S dollars

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 DIRECTORS’ REPORT

Directors’ Report

Security Matters Limited ACN 626 192 998

The Directors present their report, together with the financial statements, of the consolidated entity (referred to as the ‘consolidated entity’ or the ‘Group’) consisting of Security Matters Limited (referred to as the ‘Company’ or ‘SMX’) and the entities it controlled during the half year ended 30 June 2022.

Significant company milestones

During the June half year, SMX delivered strong progress across all operations having cemented and expanded its relationship with high calibre partners which are propelling the Company towards commercialisation. Highlights for the half year:

•

On July 26, 2022, the Company and Lionheart III Corp (“Lionheart”), a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”) pursuant to which the Company will list on NASDAQ via a newly formed Irish company to be named “Empatan Public Limited Company” (Note 10 — Subsequent Events).

•

SMX successfully completed an industrial scale readiness trial in a facility marking recycled plastics, which will help SMX customers to identify evidence of 30% recycled plastic and the number of loops counts the plastic has gone through, making it easier and potentially cheaper [for manufacturers/recyclers] to comply with plastic packaging legislation.

•	SMX expands its North American presence by joining NextCycle Michigan, an initiative aimed at transforming the recycling practices for one of the world’s biggest automotive industrial regions.

•

SMX targeted the superfood industry after successfully developing the first product ensuring the provenance of oysters, providing an opportunity to add value in this large international market within the superfood industry.

COVID-19 creates increasing demand for supply chain and accountability assurance technology creating a number of unique opportunities for SMX. On the other hand, global uncertainty and a global economic downturn of the economy may impact adoption rate of the technology.

Directors

Names of the Directors in office of the Company at any time during or since the end of the financial half year, updated to the date of this report, are:

Name	Role	Appointed
Mr. Everardus (Ed) Hofland Ms. Jovanka Naumoska Mr. Amir Bader Ms. Kathryn Davies Mr. Haggai Alon	Executive Chairman Non- Executive Director Non- Executive Director Non- Executive Director Chief Executive Officer & Executive Director	24 July 2018 24 July 2018 24 July 2018 10 June 2020 24 July 2018

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 DIRECTORS’ REPORT

Principal Activities

The principal continuing activities of the Group during the period were the development and the commercialisation of track and trace technology for a wide variety of industries.

The Group owns and has commenced commercialising the technology (Licensed from the Israeli Atomic Agency) to permanently and irrevocably “mark” any object either solid, liquid or gas, allowing identification, circularity, proof of authenticity, tracking supply chain movements and quality assurance for countless products in virtually every industry.

Security Matters’ vision is to become the global record for physical goods through its unique technology for asset tracking and its ability to create a “Physical to Digital Twin”.

Security Matters’ technology comprises a chemical-based hidden “barcode” system, alongside a unique reader to identify these codes, and a blockchain record to store and protect ownership data. Security Matters offers a B2B, “white-label” solution that serves market leaders’ needs for authentication, supply chain integrity and quality assurance.

Main sectors of activity for 2022 are: circular economy, plastics & rubber, gold, fashion sustainability center, electronics, precious stones, minerals and agriculture.

Significant changes in state of affairs

During H1 2022 the Company issued a total of 322,317 shares for directors’ remuneration at a price per share of A$0.23 (US$0.17 per share).

There were no other significant changes in the state of affairs of the consolidated entity during the financial year.

Dividend paid or recommended

No dividends were paid or declared during the financial period.

Review of operations

The loss for the period amounted to $2,442,353 compared to a loss of $2,379,997 in the half year ended 30 June 2021.

During the half year the Company recorded Receipts and Receivables from Proof of Concept projects (POC’s) and paid pilots of $1,020,491. The Company treated the funds received from POC’s and paid pilots as a reduction of R&D costs and not as revenues.

The increase in R&D and S&M expenses during the current period was due to the growth in activity.

The decrease in G&A expenses, due to a large amount of share-based compensation (issuance of options) that was issued in H1 2021, mainly to strategic business development advisors.

These results are expected for a young technology company that requires intensive R&D and business development efforts.

The Company targets leading brands and manufacturers (instead of targeting direct consumers) in order to create a new market standard for circular economy, sustainability, brand authentication and supply chain integrity.

The Company has two main features of its business model:

(i)	The Company is a business to business company; and

(ii)	The Company offers a ‘white label’ solution.

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 DIRECTORS’ REPORT

Events after the reporting period

Please see notes to the financial statements (Note 10 — Subsequent events).

Auditor’s independence declaration

The Auditor’s independence declaration for the period ended 30 June 2022 has been received and can be found on page 6 of the financial report.

The Directors have been given the declarations required by s307C of the Corporations Act 2001. This Directors’ report is signed in accordance with a resolution of the Board of Directors pursuant to section s303(3) of the Corporations Act 2001.

Director: Haggai Alon

Date: 2 September 2022

Tel: +61 3 9603 1700 Fax: +61 3 9602 3870 www.bdo.com.au	Collins Square, Tower Four Level 18, 727 Collins Street Melbourne VIC 3008 GPO Box 5099 Melbourne VIC 3001 Australia

DECLARATION OF INDEPENDENCE BY TIM FAIRCLOUGH TO THE DIRECTORS OF SECURITY MATTERS LIMITED

As lead auditor for the review of Security Matters Limited for the half-year ended 30 June 2022, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

2.	No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Security Matters Limited and the entities it controlled during the period.

BDO Audit Pty Ltd

Tim Fairclough

Director

Melbourne, 2 September 2022

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE PERIOD ENDED 30 JUNE 2022

	Note		30 June 2022 US$	30 June 2021 US$
Research and development expenses			(932,920)	(885,035)
Selling and marketing expenses			(377,755)	(197,342)
General and administrative expenses			(1,200,520)	(1,337,836)

Operating Loss			(2,511,195)	(2,420,213)
Finance expenses			(36,149)	(5,305)
Finance income			104,991	45,521

Loss before income tax			(2,442,353)	(2,379,997)

Income tax

Loss after income tax for the period attributable to shareholders			(2,442,353)	(2,379,997)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation			(638,909)	(178,740)

Comprehensive income for the period			(3,081,262)	(2,558,737)

Loss per share attributable to owners of the Company

Basic and diluted loss per share attributable to shareholders	[	[3]1	(0.01)	(0.02)

The above Consolidated Statement of Profit or Loss and Other Comprehensive income should be read in conjunction with the accompanying notes

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2022

	Note		30 June 2022 US$	31 December 2021 US$
Current Assets
Cash and Cash Equivalents			858,259	4,171,125
POC receivables			1,039,344	116,051
Other receivables	[4	]	1,416,031	804,455

Total Current Assets			3,313,634	5,091,631

Non-Current Assets
Property and equipment, Net			1,082,009	1,191,965
Intangible assets	[5	]	4,855,749	3,908,289
Investment in joint venture			116,679	146,612

Total Non-Current Assets			6,054,437	5,246,866

Total Assets			9,368,071	10,338,497

Current Liabilities
Trade payables			1,615,376	916,522
Lease liability			28,460	37,553
Other payables			676,353	672,877
Convertible Notes	[6	]	569,228
Borrowings from related parties			164,954	269,311

Total Current Liabilities			3,054,371	1,896,263

Non-Current Liabilities
Other Liabilities			105,765	84,858
Lease liability			457,664	465,812

Total Non-Current Liabilities			563,429	550,670

Total Liabilities			3,617,800	2,446,933

Net Assets			5,750,271	7,891,564

Equity
Issued capital and additional paid in capital	[7	]	28,736,631	28,221,177
Share based payment reserve	[8	]	3,708,025	3,283,510
Foreign currency translation reserve			(415,883)	223,026
Accumulated losses			(26,278,502)	(23,836,149)

Total Equity			5,750,271	7,891,564

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying note

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD ENDED 30 JUNE 2022

	Issued capital and additional paid in capital	Share based payment reserve	Foreign currency translation reserve	Accumulated losses	Total
	US$	US$	US$	US$	US$
Balance at 1 January 2022	28,221,177	3,283,510	223,026	(23,836,149)	7,891,564

Loss for the period attributed to shareholders				(2,442,353)	(2,442,353)
Other comprehensive expenses for the period,			(638,909)		(638,909)

Total comprehensive income for the period			(638,909)	(2,442,353)	(3,081,262)

Transactions with owners in their capacity as owners
Issuance of options to acquire intangible asset		721,424			721,424
Classification due to expiry of options	461,742	(461,742)
Share based compensation	53,712	164,833			218,545

Total transactions with owners in their capacity as owners	515,454	424,515			939,969

Balance at 30 June 2022	28,736,631	3,708,025	(415,883)	(26,278,502)	5,750,271

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD ENDED 30 JUNE 2022

	Issued capital and additional paid in capital	Share based payment reserve	Foreign currency translation reserve	Accumulated losses	Total
	US$	US$	US$	US$	US$
Balance at 1 January 2021	21,880,805	4,299,869	274,587	(20,344,534)	6,110,727

Adjustment for prior period (Note 8)		(1,447,271)		1,447,271
Balance at 1 January 2021	21,880,805	2,852,598	274,587	(18,897,263)	6,110,727
Loss for the period				(2,379,997)	(2,379,997)
Other comprehensive income for the period			(178,740)		(178,740)

Total comprehensive income for the period			(178,740)	(2,379,997)	(2,558,737)

Transactions with owners in their capacity as owners
Issuance of shares	4,164,894				4,164,894
Capital raising costs	(31,465)				(31,465)
Exercise of options	328,638				328,638
Share based compensation		256,482			256,482

Total transactions with owners in their capacity as owners	4,462,067	256,482			4,718,549

Balance at 30 June 2021	26,342,872	3,109,080	95,847	(21,277,260)	8,270,539

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 CONSOLIDATED STATEMENT OF CASH FLOWS

	30 June 2022 US$	30 June 2021 US$
Cash flows from operating activities:
Loss for the period	(2,442,353)	(2,379,997)
Share based compensation	164,833	256,482
Depreciation and amortization	175,941	138,457
Increase in other receivables	(616,941)	(221,562)
(Increase) / Decrease in Trade receivables	(1,110,431)	(109,705)
(Decrease) /increase in trade payables	831,469	(59,597)
(Decrease) / Increase in other payables	110,488	(49,744)
Decrease in lease liability	38,127	(33,110)
(Decrease) /increase in other liabilities	32,476	(340)
Provision of borrowing to related parties	(89,374)	—
Issuance of shares for directors	53,712	23,244

Cash used in operating activities	(2,852,053)	(2,435,872)

Cash flows from investing activities:
Purchase of property, plant and equipment	(183,206)	(90,803)
Purchase of intangible assets and capitalized development cost	(782,833)	(810,564)

Cash used in investing activities	(966,039)	(901,367)

Cash flows from financing activities:
Proceeds from issuance of shares, net		4,110,185
Exercise of options		328,638
Proceeds from issuance of Convertible Notes	580,821

Cash provided from financing activities	580,821	4,438,823

Increase (decrease) in cash and cash equivalents	(3,237,271)	1,101,584

Cash and cash equivalents at beginning of period	4,171,125	4,340,733
Exchange rate differences on cash and cash equivalent	(75,595)	(182,605)

Cash and cash equivalents at end of period	858,259	5,259,712

The above Consolidated Statement of Cashflows should be read in conjunction with the accompanying notes.

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

The financial statements cover Security Matters Limited as a Group consisting of Security Matters Limited and the entities it controlled at the end of or during the financial period. The financial statements are presented in US Dollars, which is Security Matters Limited’s presentation currency.

Security Matters Limited is a listed public company limited by shares, incorporated and domiciled in Australia.

A description of the nature of the consolidated entity’s operations and its principal activities are included in the Directors’ Report, which is not part of the financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

These general purpose financial statements for the interim half-year reporting period ended 30 June 2022 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements and shall be read in conjunction with the most recent annual financial report.

Basis of preparation

Material accounting policies adopted in the preparation of these financial statements are presented below and have been consistently applied unless stated otherwise.

Except for cash flow information, the financial statements have been prepared on an accrual basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected financial assets and financial liabilities.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the Company’s 2021 annual financial report for the financial year ended 31 December 2021.

These accounting policies are consistent with Australian Accounting Standards and with International Financial Reporting Standards.

Going concern

The financial report has been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business. The Group has incurred an operating loss after tax for the period ended 30 June 2022 of $2,442,353 (30 June 2021: loss $2,379,997). Net cash outflows for operating activities for the current period totalled $2,852,053 (30 June 2021: $2,435,872). This is expected for a young technology company and is part of its ordinary life-cycle. As of 30 June 2022, the Group had cash on hand of $858,259. Management have prepared a cash flow forecast, based on which the group has sufficient funds available to meet its commitments for at least twelve months from the date of signing this report, and the directors have confidence in the company’s strong track record of raising capital. Cash out flows can be controlled at the company’s absolute discretion.

The company has secured a stand-by equity deed on 12 August 2022 which will provide funds of up to AUD2m. Further, the company has secured a bridging loan which will provide further funds of USD lm which may be extended by up to USD5m, in order to service its short-term working capital needs.

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

The company continues to engage with its venture partners and has secured proof of concept contributions from several of its partners in order to provide financial support for its ongoing development activities.

The Company has signed Business Combination Agreement, please see notes to the financial statements (Note 10 — Subsequent events) for full details of an expected NASDAQ listing early in Q4 of FY22.

The forecast was prepared while taking into consideration the uncertainty created by the full impact of COVID - 19 on the economy. COVID-19 creates increasing demand for supply chain and accountability assurance technology creating a number of unique opportunities for SMX. On the other hand, global uncertainty and a global economic downturn of the economy may impact adoption rate of the technology.

NOTE 3 - EARNINGS PER SHARE

	30 June 2022	30 June 2021
	US$	US$
Loss per share for profit
Loss after income tax attributable to the owners of Security Matters Limited	(2,442,353)	(2,379,997)

Basic & diluted loss per share	(0.01)	(0.02)

Weighted average number of ordinary shares
Weighted average number of ordinary shares used in calculating basic earnings per share	165,629,666	143,539,627

Weighted average number of ordinary shares used in calculating diluted earnings per share	165,629,666	143,539,627

56,033,739 Options were not included in the number of weighted average ordinary shares used to calculate diluted earnings per share because their impact would be anti-dilutive

NOTE 4 - OTHER RECEIVABLES:

	30 June 2022 US$	31 December 2021 US$
Prepaid expenses (*)	1,155,315	453,858
Tax authorities	223,533	280,706
Other	37,183	69,891

Total	1,416,031	804,455

*	The prepaid expenses include US$ 1,027,007 for June 30, 2022, that is related to the anticipated SPAC transaction costs (refer to Note 10 — Subsequent Events).

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - INTANGIBLE ASSETS:

Intangible assets as of June 30, 2022, consist of capitalized technology development costs ($4,192,003), of the Company core technology as well as the cost of the exclusive license intellectual property ($663,746) which includes the addition amount as a result of the acquisition of additional 50% interest in SMX Beverages Pty Ltd (Note 9) and the cost of the existing 50% investment ($3,951). The fair value of the additional intellectual property acquired has been determined based on the fair value of the issued options consideration at the grant date. The acquired rights have not yet commenced amortization as the license was not yet commenced usage.

NOTE 6 - CONVERTIBLE NOTE:

In May 2022, the Company issued 828,240 convertible notes, with a face value of A$ 1 ($0.7) per convertible note, for an aggregate amount of A$ 828 ($569) thousand. These convertible notes have a maturity date of six months from date of issue. The conversion price will be as follows: (i) if the Company executes a binding agreement for an M&A transaction or receives US$20.0 million or more in return for the issue of shares on or before 31 December 2022, the principal amount of each note will automatically convert into shares in the Company. The issue price per share will be calculated at a 20% discount to the higher of the offer price or price paid by the investors participating in the qualified transaction, as such term is defined in the convertible note agreement, subject to a floor cap of no lower than A$0.15 ($0.11) per share. In July 2022, the company signed a Business Combination Agreement that will be subject to an Australian court approval of the merger (refer to Note 10 — Subsequent Events) (ii) if the Company has not executed a binding agreement for a qualified transaction until 31 December 2022, the convertible note balance will automatically convert into ordinary shares at that date. The issue price per share will be calculated at a 20% discount to the 5-21 day volume weighted average price to 31 December, 2022, as such term is defined in the convertible note agreement, subject to a cap of no lower than A$ 0.15 ($0.11) per share, and on December 31, 2022 the investors will also be issued unlisted two year options on a 1:2 basis with an exercise price of A$ 0.45 ($0.32) per share.

NOTE 7 - EQUITY- ISSUED CAPITAL:

During the half year the Company issued a total of 322,317 shares for directors’ remuneration, the Company recognised a share-based payment expense of US$ 53,712, at a price per share of A$0.23 (US$0.17 per share).

Movement in issued capital within the period:

	30 June 2022 Shares	31 December 2021 Shares	30 June 2022 US$	31 December 2021 US$
Ordinary shares- fully paid	165,854,581	165,532,264	28,736,631	28,221,177

	Date	Number of shares	Unit Price US$	Share Capital US$
Balance as at 1 January 2022		165,532,264		28,221,177
Share based compensation	06/05/2022	322,317	0.17	53,712
Classification due to expiry of options				461,742

		165,854,581		28,736,631

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - RESERVES

Consolidated	30 June 2022 US$	31 December 2021 US$
Share based payment reserve	3,708,025	3,283,510
Foreign currency translation reserve	(415,883)	223,026

	3,292,142	3,506,536

Share based compensation

The Company completed the following share-based payment transactions during the half year:

	Number of Options	US$
Opening balance at 1 January 2022	54,060,781	3,283,510

Issuance of options to acquire intangible asset	8,000,001	721,424
Issue of Options during the half-year	2,300,000	164,833
Reclassification due to expiry of options	(8,327,043)	(461,742)

Closing balance at 30 June 2022	56,033,739	3,708,025

8,000,001 unlisted options were issued for the acquisition of SMX Beverage (refer to note 9).

When vested options expire unexercised, the respective share-based payment reserve is transferred to share capital and additional paid in capital.

The total fair value of the issued option during the period is determined according to Black &Scholes model, expected life of 2.75-3.75 years, free risk interest rate of 1.12%-3.06% (based on yield of Australian treasury bond in 2022).

Prior period reclassification adjustment

The Company identified the need to make a reclassification adjustment in opening balance of equity during the half year reporting period. Certain warrants issued in a prior period, being the year ended 31 December 2020 had incorrectly been accounted for as options. On reassessment, it was determined that the warrants should be accounted for as an equity instrument and a derivative rather than as a share-based payment.

The adjustment has no impact on the comprehensive income statement and cash flow statement in the current period financial statements and its comparatives.

The only impact is to result in a reclassification in equity between reserves and accumulated losses as a reclassified to the opening balance of the statement of changes in equity.

As at 31 December 2021	As previously Reported USD	Adjustment USD	Reclassified USD
Share based payments reserve	4,730,781	(1,447,271)	3,283,510
Accumulated losses	(25,283,420)	1,447,271	(23,836,149)

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - Material events during the period- Acquisition of SMX Beverage:

On December 24, 2021, the Company signed an agreement with Global BevCo to acquire the remaining 50% shares in SMX Beverages Pty Ltd, in exchange for 8,000,000 options of the Company at exercise price of AU$0.4, with an expiration date of March 25, 2027. Total fair value is A$ 960,000 (US$721,424), and the acquisition was settled on 25 March 2022. The company assigned the consideration to technology license intellectual property as described in note 5.

The total fair value of the options was determined according to Black & Scholes model, free rate interest of 2.5%, expected life 5 years.

The acquisition agreement also provides a five-year consulting agreement to Global BevCo including a AU$13,500 per month and a 5% revenue share for referred clients.

NOTE 10 - SUBSEQUENT EVENTS

Since the reporting date the following significant events have occurred:

1.

On July 26, 2022, the Company and Lionheart III Corp (“Lionheart”), a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”) pursuant to which the Company will list on NASDAQ via a newly-formed Irish company to be named “Empatan Public Limited Company.” Under the BCA, a wholly owned subsidiary of Empatan will merge with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of Empatan, and existing Lionheart stockholders receiving Empatan Shares and warrants in exchange for their existing Lionheart shares and warrants. Under the SID, the Company has agreed to propose a scheme of arrangement under Part 5.1 of the Australian Corporations Act and capital reduction which will result in all shares in the Company being cancelled in return for Empatan shares, with the Company then issuing a share to Empatan (resulting in the Company becoming a wholly owned subsidiary of Empatan), subject to the satisfaction of various closing conditions, including: receipt of required regulatory approvals, the approval of shareholders of both the Company and Lionheart, no material adverse effect, prescribed events or breaches of representations and warranties, interdependence of the SID and BCA completing successfully and other customary conditions to a scheme of arrangement, such as Australian court approval and an independent expert confirming that the transaction is in the best interests of the Company’s shareholders.

2.

In August 2022, the Company has fully repaid the related parties’ loan. In addition, the Company signed an addendum to the Loan agreement that reduces the amount of the Bonus payment for both lenders to a total fixed amount of ILS 2.5 million ($770 thousand), that will be paid upon the completion of the Business Combination. If the Business Combination will not be completed, the terms of the Bonus payment will return as were prior to the recent signed addendum.

3.

On July 23, 2022 the conversion rights of the convertible note were amended which altered the conversion terms of the notes and set a fixed number of shares. The classification as liability at reporting date will change to equity at conversion date.

4.

On August 26, 2022, the company entered into a binding term sheet with a private investor who has agreed to lend SMX $1,000,000, for 10% interest per annum (Paid quarterly in arrears), 50% of the loan to be repaid on August 26, 2023 and 50% on the earlier of (i) August 26, 2024, and (ii) a “change of control” event, but does not include the Business Combination. The investor also received warrants and a first priority security interest in the shares of the Company in TrueGold Consortium Pty Ltd.

SECURITY MATTERS LIMITED, ABN 78 626 192 998 INTERIM REPORT 30 JUNE 2022 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Security Matters Limited, the Directors of the Company declare that:

1.	the financial statements and notes, as set out on pages 7 to 17, are in accordance with the Corporations Act 2001 and:

a.	The Australian Accounting Standard AASB 134 Interim Financial Reporting’, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b.	give a true and fair view of the financial position as at 30 June 2022 and of the performance for the period ended on that date of the Company;

2.	in the Directors’ opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

Signed in accordance with a resolution of Directors made pursuant to section 305(5)(a) of the Corporations Act 2001

Director

Haggai Alon

Dated this      2      day of          September          2022

Tel: +61 3 9603 1700	Collins Square, Tower Four
Fax: +61 3 9602 3870	Level 18, 727 Collins Street
www.bdo.com.au	Melbourne VIC 3008 GPO Box 5099 Melbourne VIC 3001 Australia

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Security Matters Limited

Report on the Half-Year Financial Report

Conclusion

We have reviewed the half-year financial report of Security Matters Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2022, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of the Group does not comply with the Corporations Act 2001 including:

(i)	Giving a true and fair view of the Group’s financial position as at 30 June 2022 and of its financial performance for the half-year ended on that date; and

(ii)	Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001 which has been given to the directors of the Company, would be the same terms if given to the directors as at the time of this auditor’s review report.

Responsibility of the directors for the financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility for the review of the financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 30 June 2022 and its financial performance for the half-year ended on that date and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

BDO Audit Pty Ltd

Tim Fairclough

Director

Melbourne, 2 September 2022

About Lionheart III Corp.

Lionheart III Corporation is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: [https://lheartcapital.com/our-companies/lionheart-iii/.]

About Security Matters Limited

Security Matters has commenced the commercialisation of its unique, patented technology that uses a hidden chemical-based ‘barcode’ designed to permanently and irrevocably ‘mark’ any object, be it solid, liquid or gas. The barcode is read using the company’s unique ‘reader’ to access the corresponding stored data, recorded and protected using blockchain technology.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) was filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 includes a preliminary proxy statement / prospectus, which after becoming effective will be distributed to Lionheart’s stockholders in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to:

Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the proposed business combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022 and the proxy statement/prospectus filed related to the proposed business combination. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement/prospectus filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.